UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

POLOMAR HEALTH SERVICES, INC.

Full Name of Registrant

Former Name if Applicable

10940 Wilshire Boulevard, Suite 1500

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90024

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the “Quarterly Report”), primarily as a result of the Registrant’s continued inability to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”). The Registrant expects to file the Quarterly Report promptly after it completes and files the Annual Report.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Terrence M. Tierney	(212)	245-3413
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
Annual Report on Form 10-K for the fiscal year ended December 31, 2024
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 28, 2024, the registrant (then named Trustfeed Corp.), Polomar Acquisition, L.L.C., a Florida limited liability company, and wholly owned subsidiary of Trustfeed (“Merger Sub”) and Polomar Specialty Pharmacy, LLC, a Florida limited liability company (“Polomar”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Polomar, with Polomar continuing as the surviving company (the “Surviving Company”) and a wholly owned subsidiary of the registrant (the “Merger”).On September 30, 2024, the Merger and the other transactions described in the Merger Agreement were consummated. The Merger is considered a “reverse merger” as the historical financial statements of Polomar, the accounting acquirer, have been substituted for the historical financial statements of the registrant. As a result of the Merger, the registrant ceased commercializing its business from prior to the Merger, and operates Polomar Specialty Pharmacy, a State of Florida licensed retail compounding pharmacy.

The registrant had revenues of approximately $4,542 for the three months ended March 31, 2025, compared to $0 for the three months ended March 31, 2024. The increase in revenues over the previous accounting period was primarily due to the registrant’s change in its business as a result of the Merger and, more specifically, fulfillment of medical prescriptions.

Operating expenses, which consisted mainly of general and administrative expenses, increased to approximately $159,477 for the three months ended March 31, 2025, from approximately $69,024 for the three months ended March 31, 2024. Operating expenses for the three months ended March 31, 2025, consisted mainly of legal and accounting fees associated with the registrant’s SEC filings of approximately $37,694 and payroll of approximately $67,568. In comparison, the registrant’s operating expenses for the three months ended March 31, 2024 consisted mainly of legal and accounting fees associated with the registrant’s SEC filings of approximately $63,399.

The registrant recorded a net loss of approximately $456,854 for the three months ended March 31, 2025, as compared with a net loss of approximately $69,024 for the three months ended March 31, 2024, as a result of the expenses incurred and insufficient revenues generated during the period, as described further above.

POLOMAR HEALTH SERVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2025	By:	/s/ Terrence M. Tierney
Terrence M. Tierney
President